FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 29 August 2014
Exhibit No. 2	Publication of Supplementary Prospectus dated 03 September 2014
Exhibit No. 3	Director/PDMR Shareholding dated 09 September 2014
Exhibit No. 4	Director/PDMR Shareholding dated 09 September 2014
Exhibit No. 5	Director/PDMR Shareholding dated 19 September 2014

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 August 2014:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29-August-2014
Ordinary shares of £1	6,321,168,539	4	25,284,674,156
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
	6,322,068,539		25,288,274,156
Total:

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 3 September 2014.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7814Q_-2014-9-3.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Greg Case
The Royal Bank of Scotland Group plc
280 Bishopsgate EC2M 4RB
TEL: +44 20 7672 1758
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

The Royal Bank of Scotland Group plc (the "Company")
9 September 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1.4R AND DTR 3.1.2R

The Company was notified on 8 September 2014 that the Trustee of The Royal Bank of Scotland plc BAYE and Profit Sharing Account purchased ordinary shares of £1 in the Company ("Shares") on that date on behalf of the PDMR named below as a participant in The Royal Bank of Scotland Group plc Share Incentive Plan.

PDMR	No. of Shares purchased	Purchase price
Christopher Sullivan	37	£3.4075

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 4

The Royal Bank of Scotland Group plc (the "Company")
9 September 2014

NOTIFICATION OF TRANSACTIONS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH DTR 3.1.2R AND DTR 3.1.4R

The Company announces that on 9 September 2014 it was notified that David Stephen, a PDMR, had sold 45,000 ordinary shares of £1 each in the Company on that date, at a price of £3.41 per share.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Exhibit No. 5

The Royal Bank of Scotland Group plc (the "Company")
19 September 2014

NOTIFICATION OF TRANSACTIONS OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH DTR 3.1.2R AND DTR 3.1.4R

The Company announces that on 19 September 2014 it was notified that Christopher Sullivan, a PDMR, had sold 81,900 ordinary shares of £1 each in the Company on that date, at a price of £3.6755 per share.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary